SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 10


                                 Six Flags, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.025 per share
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                         (Title of Class of Securities)

                                    83001P109
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 83001P109               SCHEDULE 13D         PAGE 2
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1       NAME OF REPORTING PERSON
        Red Zone LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        20-1475706
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 10,921,300 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                10,921,300 shares of Common Stock

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,921,300 shares of Common Stock

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          OO

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

----------------------------                           -------------------------
CUSIP NO. 83001P109               SCHEDULE 13D         PAGE 3
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1       NAME OF REPORTING PERSON
        Daniel M. Snyder
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        N/A
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        Not Applicable

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                        7       SOLE VOTING POWER
                                0 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 10,921,300 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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

INTRODUCTION

      This Amendment No. 10 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005, Amendment No. 3 filed on April 22, 2005, Amendment No. 4 filed on August 10, 2005, Amendment No. 5 filed on August 18, 2005, Amendment No. 6 filed on September 16, 2005, Amendment No. 7 filed on October 5, 2005, Amendment No. 8 filed on October 20, 2005 and Amendment No. 9 filed on November 22, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On November 29, 2005, the Company announced that the results of Red Zone's consent solicitation were certified by IVS Associates, Inc., the independent inspectors of election, and that all of the proposals that were the subject of the consent solicitation were adopted. As a result, Daniel Snyder, Mark Shapiro and Dwight Schar have become directors of the Company, replacing Messrs. Burke, Dannhauser and Shuman, and Red Zone's other proposals, including the amendments to the Company's By-laws, were also adopted. A copy of Red Zone' press release announcing the certification is attached hereto as Exhibit 14.

      At a special meeting of the Board held on November 30, 2005, the Board unanimously appointed Mr. Snyder as non-executive Chairman of the Board. A copy of the Company's press release announcing the appointment is attached hereto as
Exhibit 15.

      In addition to the Offer (as described in Red Zone's consent solicitation statement), the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company and third parties concerning the Company, its prospects and any or all of the foregoing matters.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      THIS AMENDMENT IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. AN OFFER, IF COMMENCED, WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF

TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ RED ZONE'S TENDER OFFER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN COPIES OF RED ZONE'S TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE.

Item 7. Material to be Filed as Exhibits.

      EXHIBIT 14: Red Zone LLC Press Release, dated November 29, 2005.

      EXHIBIT 15: Six Flags, Inc. Press Release, dated December 1, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2005

RED ZONE LLC

By:   /s/ Daniel M. Snyder
   ------------------------------
   Name:  Daniel M. Snyder
   Title: Managing Member

By: /s/ Daniel M. Snyder
   ------------------------------
   Daniel M. Snyder